UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                             SISKON GOLD CORPORATION
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                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   829715-10-1
                             ---------------------
                                 (CUSIP Number)


        Carl Seaman                         Frederick R. Cummings, Jr., Esq.
   63 Hunting Ridge Road                         Warshaw Burstein Cohen
Greenwich, Connecticut 06831                     Schlesinger & Kuh, LLP
                                                    555 Fifth Avenue
                                                New York, New York 10017
                                                     (212) 984-7700
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            (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 OCTOBER 8, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement: |_|


                                                               Page 1 of 4 Pages

CUSIP NO. 829715-10-1
---------------------

1.        Name of Reporting Person                                 Carl Seaman

          S.S. or I.R.S. Identification No.
          of Above Person

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2.        Check the Appropriate Box if a                           (a) [ ]
          Member of a Group                                        (b) [ ]

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3.        SEC Use Only

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4.        Source of Funds                                             N/A

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5.        Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or
          2(e)                                                        [  ]

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6.        Citizenship or Place of Organization               United States

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                                           7. Sole Voting        1,553,113
                                              Power
                                              ----------------------------------
Number of Shares                           8. Shared Voting         -0-
Beneficially Owned                            Power
by Reporting                                  ----------------------------------
Person With                                9. Sole               1,553,113
                                              Dispositive
                                              Power
                                              ----------------------------------
                                          10. Shared                -0-
                                              Dispositive
                                              Power

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11.        Aggregate Amount Beneficially
           Owned By Each Reporting Person                        1,553,113

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12.        Check box if the Aggregate Amount
           in Row (11) Excludes Certain Shares                         [X]

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13.        Percent of Class Represented by
           Amount in Row (11)                                         5.0%

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14.        Type of Reporting Person                                     IN

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                                                               Page 2 of 4 Pages

         This Amendment No. 9 amends, as set forth below, the Schedule 13D filed on behalf of Carl Seaman with the Securities and Exchange Commission on October 2, 1991, as previously amended (the "Statement"). This Amendment reflects the sale of an additional 864,658 shares of Class A Common Stock, par value $.001 per share ("Common Shares") of Siskon Gold Corporation (the "Issuer"). Except as amended hereby, the Statement remains in full force and effect.

Item 4.  PURPOSE OF THE TRANSACTION.
         --------------------------

         From October 6, 1997 through October 8, 1997, Mr. Seaman sold 864,658 Common Shares at prices of one cent ($.01) to two cents ($.02) per share in open market transactions. Mr. Seaman intends to make additional sales from time to time to the extent that there is a market for the Common Shares. Mr. Seaman does not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) As of October 14, 1997, Mr. Seaman may be deemed to be the beneficial owner of 1,553,113 Common Shares, representing approximately 5.0% of the issued and outstanding Common Shares (based on 29,745,058 Common Shares outstanding as of August 5, 1997, plus the 1,079,447 Common Shares issuable upon exercise or conversion of securities held by Mr. Seaman that are exercisable or convertible within 60 days, none of which rights Mr. Seaman intends to exercise), consisting of:

               (i) 400,000 Common Shares owned directly by Mr. Seaman;

               (ii) 200,000 Common Shares issuable upon exercise of warrants (the "Warrants") owned directly by Mr. Seaman. Each Warrant entitles the holder to purchase one Common Share for a purchase price of $6.00 per share at any time prior to the date that is two years from the effective date of a registration statement registering the Common Shares issuable upon exercise of the Warrants;

               (iii) 593,733 Common Shares issuable to Mr. Seaman upon conversion of the one-half of the $4,156,134.48 aggregate principal amount of the Amended and Restated Note that he has the independent right to convert (see below). The Amended and Restated Note is convertible into Common Shares at a conversion price of $3.50 per share and bears interest at the rate of 10% per annum. Pursuant to the Seaman Agreement, as defined in Item 4 above, each of Mr. Seaman and Linda Seaman, his wife, has the independent

                                                               Page 3 of 4 Pages
         right to convert up to one-half of the principal amount of the Amended and Restated Note;

               (iv) 285,714 Common Shares issuable to Mr. Seaman upon conversion of the $500,000 Project Finance Convertible Note, which is convertible into Common Shares at a conversion price of $1.75 per share and bears interest at the rate of 10% per annum;

               (v) 73,666 Common Shares owned directly by Carl & Associates, a partnership of which Mr. Seaman holds an 80% equity ownership interest and his two adult children hold the remaining 20% equity ownership interests. Mr. Seaman possesses the sole power to vote and to dispose of the Common Shares held by Carl & Associates. Mr. Seaman disclaims beneficial ownership of 14,733 (or 20%) of the Common Shares held by Carl & Associates.

         Mr. Seaman's beneficial ownership set forth above does not include (i) 944,334 Common Shares owned directly by Mrs. Seaman, and (ii) 593,733 Common Shares which may be acquired by Mrs. Seaman upon conversion of the one-half of the $4,156,134.48 aggregate principal amount of the Amended and Restated Note that Mrs. Seaman has the independent right to convert (as set forth above). Mr. Seaman disclaims beneficial ownership of all Common Shares held by Mrs. Seaman.

         (b) Mr. Seaman has sole power to vote and to dispose of 1,553,113 Common Shares, including 200,000 Common Shares which he has the right to acquire upon exercise of the Warrants, 593,733 Common Shares that he has the right to acquire upon conversion of the one-half of the $4,156,134.48 aggregate principal amount of the Amended and Restated Note that Mr. Seaman has the independent right to convert (as set forth above) and 285,714 Common Shares that he has the right to acquire upon conversion of the Project Finance Convertible Note.

         (c) Mr. Seaman has not engaged in any transactions in the Common Shares during the 60 days preceding the date of this Statement, except as set forth in
Item 4 above and in Item 4 to Amendment No. 8 to this Schedule 13D.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

Dated:  October 14, 1997

                                                 /s/ CARL SEAMAN
                                                 -------------------------
                                                     Carl Seaman



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